

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

July 19, 2024

Robert P. Fishman
Chief Financial Officer
Pentair plc
Regal House, 70 London Road
Twickenham, London, TW13QS
United Kingdom

> **Re: Pentair plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 20, 2024**
> **File No. 001-11625**

Dear Robert P. Fishman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology